SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 28, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Second Quarter 2013 Results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2013 RESULTS1

OPERATIONAL EFFICIENCY LED TO A REDUCTION OF NIS 153 MILLION IN OPERATING
EXPENSES COMPARED TO THE SECOND QUARTER LAST YEAR

FREE CASH FLOW BEFORE INTEREST PAYMENTS2 IN THE SECOND QUARTER
TOTALED NIS 287 MILLION

CAPITAL INVESTMENTS IN THE SECOND QUARTER TOTALED NIS 122 MILLION

Q2 2013 Highlights (compared with Q2 2012)

•	Total Revenues: NIS 1,130 million (US$ 312 million), a decrease of 21%

•	Service Revenues: NIS 950 million (US$ 263 million), a decrease of 22%

•	Operating Expenses (OPEX)3 including cost of equipment sold: NIS 871 million (US$ 241 million), a decrease of 16%

•	Operating Expenses (OPEX) 3: NIS 700 million (US $193 million), a decrease of 18%

•	Adjusted EBITDA4: NIS 280 million (US$ 77 million), a decrease of 34%

•	Adjusted EBITDA Margin: 25% of total revenues compared with 30%

•	Net Profit: NIS 20 million (US$ 6 million), a decrease of 83%

•	Net Debt: NIS 3,446 million (US$ 952 million), a decrease of NIS 763 million

•	Free Cash Flow (before interest): NIS 287 million (US$ 79 million), a decrease of 8%

•	Cellular ARPU: NIS 83 (US$ 23), a decrease of 18%

•	Cellular Subscriber Base: approximately 2.92 million at quarter-end, a decrease of 6%

Rosh Ha’ayin, Israel, August 28, 2013 – Partner Communications Company Ltd. (“Partner” or the “Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended June 30, 2013.

1 The financial results presented in this press release are unaudited financial results
2 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.
3 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.
4 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” on page 16 below.

Commenting on the second quarter 2013 results, Mr. Haim Romano, Partner's CEO, said:

“The results of the second quarter of 2013 continue to reflect, on the one hand, the ongoing impact of the competition in the market and, on the other hand, our investment in the Company's key assets: high quality customer service, technological advancement and the most advanced network. At the same time, we are adjusting our business operations, our marketing approach and the cost structure of the Company, measures which resulted in a decline of NIS 153 million in the Company's operating expenses compared to the second quarter of 2012.

During the quarter, we continued to invest in enhancing the quality of the cellular network (Orange ultranet), which includes: sharp and clear voice quality using HD voice technology, enabling extended battery life by up to approximately 40 percent, the fastest browsing speed in Israel and advanced 4G services (LTE ready services). The Company continues to improve and develop its IT and data systems and provides service solutions which are intuitive and user friendly in the digital space. The Company's investments totaled this quarter approximately NIS 122 million.

Furthermore, the Company launched the "Orange One" customer program, which addresses the need for a unique personal customer service in all the service channels and provides a variety of benefits.

The Company's subscriber base declined this quarter by 11,000 compared to the previous quarter, a decline entirely due to a decrease in the Pre-paid subscriber base, while the Post-paid subscriber base increased this quarter, for the first time in eight quarters. We also witnessed this quarter a decline in churn rates compared to the previous quarter, and there was no ARPU erosion compared to the previous quarter."

Mr. Haim Romano further added: "In June 2013, "Standard & Poor's Maalot" reaffirmed the Company's 'iIAA-' credit rating and revised the outlook from "negative" to "stable", mainly due to the expected leverage reduction in 2014."

In conclusion, Mr. Haim Romano emphasized: "We will continue to invest in the Company's assets - an advanced network, quality customer service and advanced technology - and to strive to create significant differentiation for the benefit of our customers and employees."

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results:

“The financial results of the second quarter of 2013, compared to the previous quarter, reflect the impact of continued competition in the telecommunications market, seasonality and the ongoing efficiency measures that the Company continues to implement also during this quarter.

During the second quarter of 2013, the Company continued to adjust its cost structure and reported a decrease in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses) of approximately NIS 20 million compared to the first quarter of 2013. The Company plans to continue to implement additional operational efficiency measures in the coming quarters, in order to further reduce operating expenses.

The churn rate in the second quarter of 2013 decreased to 9.4% compared with 10.4% in the first quarter of 2013. The churn rate of Post-paid subscribers continued to decline for the third consecutive quarter. The Company's cellular subscriber base at the end of the second quarter of 2013 totaled 2.92 million subscribers, and the number of our Post-paid subscribers increased compared to the previous quarter, for the first time in eight quarters, as opposed to the continued decline in the Pre-Paid subscribers.

ARPU totaled NIS 83 in the second quarter of 2013, compared with NIS 82 in the first quarter of 2013, primarily due to a decrease in price erosion together with seasonality effects.

Equipment revenues in the second quarter of 2013 totaled NIS 180 million compared to NIS 183 million in the previous quarter. Equipment profitability improved compared to the previous quarter mainly due to the decrease in handset subsidies to large corporate customers.

As a result of the above effects, the Adjusted EBITDA for the second quarter of 2013 increased to NIS 280 million compared to NIS 268 million in the first quarter of 2013.

Financial expenses in the second quarter of 2013 increased by approximately NIS 22 million compared to the previous quarter, due to increased linkage charges in the amount of approximately NIS 15 million as well as due to a one-time expense of approximately NIS 9 million that was imposed on the Company due to the early prepayment of bank loans.

Despite the improvement in Adjusted EBITDA, net profit totaled NIS 20 million in the second quarter of 2013 compared with NIS 31 million in the previous quarter, due to the said increase in financial expenses.

The Company continued to report robust free cash flow (after interest payments), which totaled NIS 193 million this quarter, an amount similar to that of the previous quarter. Cash flow was positively impacted by the improvement in operating cash flow, which was partially offset by semi-annual interest payments. During the second quarter, the Company made an early prepayment of bank loans amounting to approximately NIS 419 million (approximately NIS 282 million originally maturing in 2014 and approximately NIS 137 million in 2015). Net debt at the end of the second quarter of 2013 amounted to approximately NIS 3.4 billion compared to NIS 4.2 billion at the end of the second quarter of 2012, a decrease of NIS 0.8 billion."

Key Financial Results5 (unaudited)

NIS MILLION	Q2'13	Q2'12	% Change
Revenues	1,130	1,428	-21%
Cost of revenues	878	1,000	-12%
Gross profit	252	428	-41%
Operating profit	102	245	-58%
Net profit	20	120	-83%
Earnings per share (basic, NIS)	0.13	0.77	-83%
Free cash flow	287	313	-8%

Key Operating Indicators:

	Q2'13	Q2'12	Change
Adjusted EBITDA (NIS millions)	280	423	-34%
Adjusted EBITDA as a percentage of total revenues	25%	30%	-5
Cellular Subscribers (end of period, thousands)	2,921	3,098	-177
Quarterly Cellular Churn Rate (%)	9.4%	8.9%	0.5
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	83	101	-18%
Average Monthly Usage per Cellular Subscriber (MOU) (minutes)	532	437	+22%
No. of Fixed Lines (end of period, thousands)	294	281	+5%
ISP Subscribers (end of period, thousands)	572	609	-6%

5 See also definitions on first page.

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q2’13	Q2’12	Change %	Q2’13	Q2’12	Change %	Q2’13	Q2’12	Q2’13	Q2’12	Change %
Total Revenues	897	1,156	-22%	286	308	-7%	(53)	(36)	1,130	1,428	-21%
Service Revenues	726	949	-23%	277	300	-8%	(53)	(36)	950	1,213	-22%
Equipment Revenues	171	207	-17%	9	8	13%	-	-	180	215	-16%
Operating Profit	59	231	-74%	43	14	+207%	-	-	102	245	-58%
Adjusted EBITDA	198	367	-46%	82	56	+46%	-	-	280	423	-34%

Financial Review

In Q2 2013, total revenues were NIS 1,130 million (US$ 312 million), a decrease of 21% from NIS 1,428 million in Q2 2012.

Service revenues in Q2 2013 totaled NIS 950 million (US$ 263 million), decreasing by 22% from NIS 1,213 million in Q2 2012.

Service revenues for the cellular segment in Q2 2013 were NIS 726 million (US$ 201 million), decreasing by 23% from NIS 949 million in Q2 2012. The decrease was mainly a result of the price erosion of cellular services including voice and data services, following the increased competition due to the entry of new competitors (new operators and MVNOs). The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 6% on an average basis compared to the second quarter of 2012, as well as lower roaming revenues, as a result of price erosion in these services.

Service revenues for the fixed line segment reached NIS 277 million (US$ 77 million) in Q2 2013, a decrease of 8% compared with NIS 300 million in Q2 2012. The decrease mainly reflected price erosion in fixed line services including voice and internet services, as well as a decrease of approximately 6% in the average number of Internet service subscribers over the period.

Equipment revenues in Q2 2013 totaled NIS 180 million (US$ 50 million), a decrease of 16% compared with NIS 215 million in Q2 2012. The decrease was due to a reduction in the number of cellular devices sold and a reduction in the profit margin for cellular devices.

Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 700 million (US$ 193 million) in Q2 2013, a decrease of 18% or NIS 153 million from Q2 2012, largely reflecting the efficiency measures undertaken, and in particular the reduction in the workforce by over one third during the last twelve months.

Operating profit for Q2 2013 was NIS 102 million (US$ 28 million), a decrease of 58% compared with operating profit in Q2 2012 of NIS 245 million.

Adjusted EBITDA in Q2 2013 totaled NIS 280 million (US$ 77 million), a decrease of 34% from NIS 423 million in Q2 2012. Adjusted EBITDA for the cellular segment was NIS 198 million (US$ 55 million) in Q2 2013, decreasing by 46% from NIS 367 million in Q2 2012, reflecting the impact of the decrease in service revenues and in gross profit from equipment sales, partially offset by the reduction of operating expenses, as described above. Adjusted EBITDA for the fixed line segment in Q2 2013 was NIS 82 million (US$ 23 million), an increase of 46% from NIS 56 million in Q2 2012, reflecting the reduction of operating expenses partially offset by the decrease in service revenues.

Financial expenses, net in Q2 2013 were NIS 71 million (US$ 20 million), a decrease of 3%, compared with NIS 73 million in Q2 2012. The decrease was mainly due to the lower level of average debt in Q2 2013 compared with Q2 2012 (see Funding and Investing Review below).

Net profit in Q2 2013 was NIS 20 million (US$ 6 million), a decrease of 83% compared with net profit in Q2 2012 of NIS 120 million.

Based on the weighted average number of shares outstanding during Q2 2013, basic earnings per share or ADS, was NIS 0.13 (US$ 0.04), a decrease of 83% compared to NIS 0.77 in Q2 2012.

The effective tax rate for Q2 2013 was 35%, compared with 30% in Q2 2012. The increase in the effective tax rate was mainly due to the higher percentage of unrecognized expenses than in the same quarter last year due to the decline in profit before tax.

Funding and Investing Review

In Q2 2013, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 287 million (US$ 79 million), a decrease of 8% from NIS 313 million for Q2 2012.

Cash generated from operations decreased by 0.5% to NIS 415 million (US$ 115 million) in Q2 2013 from NIS 417 million in Q2 2012. This was mainly explained by the decrease in net profit, partially offset by changes in operating working capital. In Q2 2013, operating working capital decreased by NIS 95 million as a result of lower equipment sales and a higher proportion of equipment sales by credit card, while, operating working capital in Q2 2012 decreased by NIS 79 million.

The level of cash capital expenditures in fixed assets (Capex) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 122 million (US$ 34 million) in Q2 2013, an increase of 8% from NIS 113 million in Q2 2012.

The level of net debt6 at the end of Q2 2013 was NIS 3,446 million (US$ 952 million), compared with NIS 4,209 million at the end of Q2 2012, a decrease of NIS 763 million.

6 Total long term indebtedness including current maturities less cash and cash equivalents.

Cellular Segment Financial Review7

NIS Millions	Q2’13	Q2’12	Change %
Total Revenues	897	1,156	-22%
Service Revenues	726	949	-23%
Equipment Revenues	171	207	-17%
Operating Profit	59	231	-74%
Adjusted EBITDA	198	367	-46%

Total revenues for the cellular segment in Q2 2013 were NIS 897 million (US$ 248 million), a decrease of 22% from NIS 1,156 million in Q2 2012.

Service revenues for the cellular segment were NIS 726 million (US$ 201 million) in Q2 2013, decreasing by 23% from NIS 949 million in Q2 2012. The decrease was mainly a result of the price erosion of cellular services including voice and data services, following the increased competition due to the entry of new competitors (MVNOs and new operators) and the shifting to "unlimited plans" since May 2012. The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 6% on an average basis compared to Q2 2012, as well as lower roaming revenues, as a result of price erosion in roaming services.

Revenues from cellular equipment sales in Q2 2013 totaled NIS 171 million (US$ 47 million), decreasing by 17% from NIS 207 million in Q2 2012. The decrease was due to both a decline in the quantity of cellular equipment sold and lower equipment profit margins, in light of the increased competition from independent handset importers.

The gross profit from cellular equipment sales in Q2 2013 was NIS 9 million (US$ 2 million), compared with NIS 31 million in Q2 2012, a decrease of 71%. This was mainly due to lower profit margins, reflecting the increased competition in the handset market.

Operating expenses8 for the cellular segment (excluding inter-segment costs) totaled NIS 514 million (US$ 142 million) in Q2 2013, a decrease of 16% or NIS 100 million from Q2 2012. The decrease mainly reflected lower payroll and related expenses as a result of the reduction in the level of workforce, a decrease in royalty expenses following the abolishment of royalty payments to the State of Israel from the beginning of 2013, and decreases in content provider expenses and logistics expenses.

7 Includes intersegment revenues and costs of revenues.
8 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.

Including depreciation and amortization expenses, operating expenses in Q2 2013 decreased by 13% compared with Q2 2012.

Overall, operating profit for the cellular segment in Q2 2013 was NIS 59 million (US$ 16 million), decreasing by 74% compared with NIS 231 million in Q2 2012. The decrease reflected the impact of the decrease in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above.

Adjusted EBITDA for the cellular segment totaled NIS 198 million (US$ 55 million) in Q2 2013, a decrease of 46% from NIS 367 million in Q2 2012, reflecting the impact of the decrease in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA in Q2 2013 was 22%, compared with 32% in Q2 2012.

Cellular Segment Operational Review

At the end of the second quarter 2013, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.92 million including approximately 2.1 million Post-Paid subscribers or 72% of the base, and approximately 818 thousand Pre-Paid subscribers, or 28% of the subscriber base.

During the second quarter of 2013, the Company's subscriber base declined by approximately 11 thousand and the Post-paid subscriber base increased by 1 thousand, compared with a decrease in the subscriber base of 55 thousand in Q2 2012. The decrease in the subscriber base this quarter is due to the decrease in Pre-paid subscriber base of 12 thousand.

The quarterly churn rate for cellular subscribers in Q2 2013 was 9.4%, compared with 8.9% in Q2 2012 and 10.4% in Q1 2013. The high rate of churn reflected mainly the impact of the high level of competition in the market.

Total cellular market share (based on the number of subscribers) at the end of Q2 2013 was estimated to be approximately 29%, similar to the end of the first quarter of 2013.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers for Q2 2013 was NIS 83 (US$ 23), a decrease of approximately 18% from NIS 101 in Q2 2012 and an increase of 1% from NIS 82 in Q1 2013. The decrease compared to the second quarter of last year mainly reflected the continued price erosion in the key cellular services including voice, content and roaming services due to the competition in the market. The increase compared to the first quarter 2013 was primarily due to a decrease in price erosion together with seasonality effects.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in Q2 2013 was 532 minutes, an increase of 22% from 437 minutes in Q2 20129. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes. In view of this trend, the Company believes that reporting MOU is no longer beneficial to understanding the results of operation, and therefore the Company is considering ending reporting MOU as of the end of 2013.

9 MOU data includes total incoming minutes to subscribers of those MVNO operators which Partner hosts on its network.

Fixed Line Segment Review10

NIS Millions	Q2’13	Q2’12	Change %
Total Revenues	286	308	-7%
Service Revenues	277	300	-8%
Equipment Revenues	9	8	+13%
Operating Profit	43	14	+207%
Adjusted EBITDA	82	56	+46%

Total Revenues in Q2 2013 for the fixed line segment were NIS 286 million (US$ 79 million), a decrease of 7% compared with NIS 308 million in Q2 2012.

Service revenues for the fixed line segment reached NIS 277 million (US$ 77 million) in Q2 2013, a decrease of 8% compared with NIS 300 million in Q2 2012. The decrease mainly reflected price erosion in fixed line services including domestic fixed line, international calls and internet services, as well as a decrease of 6% in the average number of internet service subscribers over the period.

Revenues from equipment sales in the fixed line segment in Q2 2013 totaled NIS 9 million (US$ 2 million), compared with NIS 8 million in Q2 2012.

The total number of active fixed lines was approximately 294 thousand at the end of Q2 2013, an increase of 5% compared with approximately 281 thousand at the end of Q2 2012, and compared to 293 thousand at the end of Q1 2013.

The ISP subscriber base was approximately 572 thousand as of the end of Q2 2013, compared with approximately 609 thousand at quarter-end of Q2 2012, and approximately 581 thousand at the end of Q1 2013. The decrease in the number of ISP subscribers was mainly due to the increased competition in the market.

Operating expenses11 for the fixed line segment (excluding inter-segment costs) totaled NIS 186 million (US$ 51 million) in Q2 2013, a decrease of approximately 22% or NIS 53 million from Q2 2012. The decrease mainly reflected lower payroll and related expenses as a result of the reduction in the level of workforce. Including depreciation and amortization expenses, operating expenses for the fixed line segment in Q2 2013 decreased by 20% compared with Q2 2012.

10 The analysis includes intersegment revenues and costs of revenues.
11 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.

Operating profit for the fixed line segment was NIS 43 million (US$ 12 million) in Q2 2013, an increase of 207% compared to NIS 14 million in Q2 2012.

Adjusted EBITDA for the fixed line segment in Q2 2013 was NIS 82 million (US$ 23 million), an increase of 46% from NIS 56 million in Q2 2012, reflecting the impact of the reduction in operating expenses, partially offset by the lower service revenues.

Business and Regulatory Developments

Regulatory Developments

1.	Wholesale market in the Fixed-line market

On August 5, 2013, the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”) was amended to grant the Minister of Communications the power to set interconnect tariffs and usage tariffs of another operator's network and supervised services prices, based not only on cost plus reasonable profit (according to a calculation method determined by the Minister), but also based on a benchmark which refers to one of the following: (a) tariffs of services provided by the licensee; (b) tariffs for other services which are comparable; or (c) tariffs for comparable services in other countries.

In addition, this amendment to the Telecommunications Law granted the Minister of Communications with the power to mandate a separation between services provided to a licensee and services provided to a subscriber and to set provisions for the manner in which such separation is to be implemented.

For further information, see the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013 ("2012 Annual Report") "Item 3D. Key Information - Risk Factors - 3D.1.a RISKS RELATING TO THE REGULATION OF OUR INDUSTRY - we operate in a highly regulated telecommunications market in which the regulators limit our flexibility in managing our business, seeks to increase competition, and adversely affects our business and results of operations" and "Item 4 - Information on the Company - Business Overview - Regulation - Regulatory Developments - Public Committee recommendations regarding the fixed-line telecommunications sector."

2.	Ministry of Communications Hearings

a.
In July 2013, the Ministry of Communications published a hearing that is intended to regulate the manner of provision of premium services so that all of the services will be provided through only three prefixes, two of which shall be blocked as a default. An international operator will be able to provide premium services without having to route the call abroad as long as the services will be provided through the prefixes designated for the provision of premium services. The revenues of the Company may be adversely affected by the results of this hearing.

b.
In August 2013, the Ministry of Communications published a secondary hearing with respect to "charging for roaming services abroad" according to which, subscribers that purchase voice and/or SMS and/or cellular internet packages for use abroad shall receive an update SMS message at 75%, 95% and 100% utilization of each component of the package as well as an additional SMS message (if relevant) once the package expires. For packages that include voice and/or SMS, the cellular operators will not be required to block these services once the packages are fully utilized or expire. However, for packages that include cellular data, the cellular operators will be required to block the data services once the packages expire or the package is fully utilized. The cellular operators will be required to block as a default cellular internet abroad and the service will be provided only to subscribers that requested the service in writing or by phone. In addition, the Ministry is considering implementing a number of additional steps with respect to providing the possibility to block cellular internet abroad, transparency and notification to subscribers. These regulatory limitations may adversely affect the Company's revenues from roaming services.

c.
Further to the Company's 2012 Annual Report with respect to a hearing published regarding a change in interconnect tariffs for the completion of a call on a fixed-line network, the Ministry of Communications published in August 2013 a secondary hearing in this matter in which it was proposed to reduce the interconnect tariff for the completion of a call on a fixed-line network to NIS 0.0099 (excluding VAT) per minute.

Business Developments

Tender for the election of an investor for the Israel Electric Corporation's telecommunication project

Further to the Company's 2012 Annual Report with respect to a tender to elect an investor for the Israel Electric Corporation's telecommunication project, on July 11, 2013 an agreement was signed between the Israel Electric Corporation and a group of investors headed by ViaEuropa for the set-up of a telecommunications (FTTH) infrastructure company.

Changes In the organizational structure of Partner's group and new appointments

On August 27, 2013, the Company's Board of Directors approved a change in the organizational structure of Partner's group, in which a Retail Division will be established and Mr. Zvika Shenfeld will be appointed as Vice President of the Retail Division, as of October 1, 2013. Mr. Zvika Shenfeld will be responsible for the development and establishment of the Partner Group's new retail activity.

In addition, the Board of Directors approved the appointment of Ms. Na'ama Gat as Vice President of the unified Marketing and Growth Engines Division of Partner's group. Her appointment will take effect on October 1, 2013. Ms. Gat served in a variety of senior managerial positions in the marketing arena in leading companies in Israel. In her last position, Ms. Gat served as Vice President and Manager of the Marketing and Business Development Division at Mizrahi Tefahot Bank. Ms. Gat holds a B.A. degree in Psychology and English literature from Haifa University and an M.A. degree in Marketing and advertising from Marquette University, USA.

Conference Call Details

Partner will hold a conference call on Wednesday, August 28, 2013 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate: International: +972.3. 918.0610, North America toll-free: + 1.888.407.2553

A live webcast of the call will also be available on Partner's website at:

http://www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5921, North America: +1.888.782.4291

Both the replay of the call and the webcast will be available from August 28, 2013 until September 4, 2013.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2013: US $1.00 equals NIS 3.618. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share- based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2013	2012	2013
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	513	548	142
Trade receivables	1,249	1,397	345
Other receivables and prepaid expenses	55	47	15
Deferred expenses- right of use	26	22	7
Inventories	106	98	30
Income tax receivable	3	7	1
Derivative financial instruments	1	1	*
	1,953	2,120	540

NON CURRENT ASSETS
Trade Receivables	357	509	99
Deferred expenses- right of use	128	138	35
Property and equipment	1,846	1,990	510
Licenses and other intangible assets	1,180	1,217	326
Goodwill	407	407	112
Deferred income tax asset	24	36	7
	3,942	4,297	1,089

TOTAL ASSETS	5,895	6,417	1,629

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2013	2012	2013
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	332	306	92
Trade payables	765	866	211
Parent group - trade		70
Payables in respect of employees	96	110	27
Other payables (mainly institutions)	49	59	13
Deferred revenue	40	40	11
Provisions	65	60	18
Income tax payable	22		6
Derivative financial instruments	16	14	5
	1,385	1,525	383

NON CURRENT LIABILITIES
Notes payable	2,331	2,321	644
Bank borrowings	1,296	1,733	358
Liability for employee rights upon retirement, net	47	50	13
Dismantling and restoring sites obligation	29	28	8
Other non-current liabilities	9	10	2
Deferred tax liability	2	9	1
	3,714	4,151	1,026

TOTAL LIABILITIES	5,099	5,676	1,409

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2012, and June 30, 2013 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2012 – *155,645,708 shares
June 30, 2013 – *155,652,529 shares
Capital surplus	1,100	1,100	304
Accumulated earnings (deficit)	45	(10)	12
Treasury shares, at cost - December 31, 2012 and June 30, 2013 - 4,467,990 shares	(351)	(351)	(97)
TOTAL EQUITY	796	741	220
TOTAL LIABILITIES AND EQUITY	5,895	6,417	1,629

   * Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,274	2,999	1,130	1,428	629	312
Cost of revenues	1,779	2,128	878	1,000	492	243
Gross profit	495	871	252	428	137	69

Selling and marketing expenses	235	302	117	148	65	32
General and administrative expenses	107	133	54	65	30	15
Other income, net	44	57	21	30	12	6
Operating profit	197	493	102	245	54	28
Finance income	11	19	13	26	3	4
Finance expenses	131	147	84	99	36	23
Finance costs, net	120	128	71	73	33	19
Profit before income tax	77	365	31	172	21	9
Income tax expenses	26	99	11	52	7	3
Profit for the period	51	266	20	120	14	6

Earnings per share
Basic	0.33	1.71	0.13	0.77	0.09	0.04
Diluted	0.33	1.71	0.13	0.77	0.09	0.04
Weighted average number of shares outstanding (in thousands)
Basic	155,647	155,646	155,647	155,646	155,647	155,647
Diluted	156,051	155,668	156,098	155,647	156,051	156,098

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	51	266	20	120	14	6
Other comprehensive income for the period, net of income tax	-	(12)	-	(12)	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	51	254	20	108	14	6

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2013				Six months ended June 30, 2012
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,435	476		1,911	1,898	556		2,454
Inter-segment revenue - Services	15	84	(99)		14	64	(78)
Segment revenue - Equipment	347	16		363	530	15		545
Total revenues	1,797	576	(99)	2,274	2,442	635	(78)	2,999
Segment cost of revenues – Services	1,042	387		1,429	1,216	442		1,658
Inter-segment cost of revenues- Services	82	17	(99)		64	14	(78)
Segment cost of revenues - Equipment	334	16		350	456	14		470
Cost of revenues	1,458	420	(99)	1,779	1,736	470	(78)	2,128
Gross profit	339	156		495	706	165		871
Operating expenses	271	71		342	317	118		435
Other income, net	43	1		44	57			57
Operating profit	111	86		197	446	47		493
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	269	78		347	279	83		362
–Other (1)	4			4	5	1		6
Adjusted EBITDA	384	164		548	730	131		861
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				347				362
- Finance costs, net				120				128
- Other (1)				4				6
Profit before income tax				77				365

(1) Mainly employee share based compensation expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2013				Three months ended June 30, 2012
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	718	232		950	942	271		1,213
Inter-segment revenue - Services	8	45	(53)		7	29	(36)
Segment revenue - Equipment	171	9		180	207	8		215
Total revenues	897	286	(53)	1,130	1,156	308	(36)	1,428
Segment cost of revenues – Services	514	193		707	595	223		818
Inter-segment cost of revenues- Services	43	10	(53)		29	7	(36)
Segment cost of revenues - Equipment	162	9		171	176	6		182
Cost of revenues	719	212	(53)	878	800	236	(36)	1,000
Gross profit	178	74		252	356	72		428
Operating expenses	139	32		171	155	58		213
Other income, net	20	1		21	30			30
Operating profit	59	43		102	231	14		245
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	137	39		176	134	42		176
–Other (1)	2			2	2			2
Adjusted EBITDA	198	82		280	367	56		423
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				176				176
- Finance costs, net				71				73
- Other (1)				2				2
Profit before income tax				31				172

(1) Mainly employee share based compensation expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	745	870	423	469	207	117
Income tax received (paid)	6	(103)	(8)	(52)	2	(2)
Net cash provided by operating activities	751	767	415	417	209	115

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(180)	(188)	(82)	(84)	(50)	(23)
Acquisition of intangible assets	(76)	(62)	(41)	(30)	(21)	(11)
Interest received	5	4	3	2	1	1
Proceeds from (payments for) derivative financial instruments, net	(10)	15	(8)	8	(3)	(2)
Net cash used in investing activities	(261)	(231)	(128)	(104)	(73)	(35)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid		(6)
Repayment of finance lease	(1)	(2)			*
Interest paid	(105)	(67)	(94)	(43)	(29)	(26)
Repayment of non-current bank borrowings	(419)	(74)	(419)	(25)	(116)	(116)
Repayment of notes payables		(393)		(196)
Net cash used in financing activities	(525)	(542)	(513)	(264)	(145)	(142)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(35)	(6)	(226)	49	(9)	(62)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	548	532	739	477	151	204

CASH AND CASH EQUIVALENTS AT END OF PERIOD	513	526	513	526	142	142

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:

Profit for the period	51	266	20	120	14	6
Adjustments for:
Depreciation and amortization	333	349	169	169	92	47
Amortization of deferred expenses - Right of use	15	12	8	6	4	2
Employee share based compensation expenses	4	7	2	3	1	1
Liability for employee rights upon retirement, net	(3)	(3)	(1)	1	(1)	( *)
Finance costs, net	18	30	15	29	5	4
Gain (loss) from change in fair value of derivative financial instruments	13	(13)	14	(22)	4	4
Interest paid	105	67	94	43	29	26
Interest received	(5)	(4)	(3)	(2)	(1)	(1)
Deferred income taxes	5	(13)	2	(9)	1	*
Income tax paid (received)	(6)	103	8	52	(2)	2
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	300	165	153	121	83	43
Other	(8)	(13)	2	(2)	(2)	*
Increase (decrease) in accounts payable and accruals:
Parent group- trade		(25)		(5)
Trade	(69)	(61)	(59)	(32)	(19)	(16)
Other payables	(23)	22	(49)	8	(6)	(14)
Provisions	5	(3)	2	(2)	2	*
Deferred revenue		(8)	2	(7)		*
Increase in deferred expenses - Right of use	(9)	(16)	(5)	(8)	(2)	(1)
Current income tax liability	27	(3)	2	(1)	7	1
Decrease (increase) in inventories	(8)	11	47	7	(2)	13
Cash generated from operations	745	870	423	469	207	117

At June 30, 2013 and 2012, trade and other payables include NIS 173 million ($48 million) and NIS 184 million, respectively, in respect of acquisition of intangible assets and property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	751	767	415	417	209	115

Liability for employee rights upon retirement	3	3	1	(1)	1	*
Accrued interest and exchange and linkage differences on long-term liabilities	(115)	(91)	(105)	(71)	(32)	(29)
Increase (decrease) in accounts receivable:
Trade	(300)	(165)	(153)	(121)	(83)	(43)
Other, including derivative financial instruments	3	43	(13)	33	1	(3)
Decrease (increase) in accounts payable and accruals:
Trade	69	61	59	32	19	16
Shareholder – current account		25		5
Other	19	1	48	12	5	13
Income tax paid (received)	(6)	103	8	52	(2)	2
Increase (decrease) in inventories	8	(11)	(47)	(7)	2	(13)
Increase (decrease) in assets retirement obligation	(1)		(1)		(* )	(* )
Financial expenses***	117	125	68	72	31	19
Adjusted EBITDA	548	861	280	423	151	77

*     Representing an amount of less than 1 million
**   The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2013:
        US $1.00 equals 3.618 NIS.
*** Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)12

NIS M unless otherwise stated	Q2' 11	Q3' 11	Q4' 11	Q1' 12	Q2' 12	Q3' 12	Q4' 12	Q1' 13	Q2' 13	2011	2012
Cellular Segment Service Revenues	1,074	1,070	1,005	963	949	892	788	724	726	4,248	3,592
Cellular Segment Equipment Revenues	520	379	294	323	207	157	209	176	171	1,748	896
Fixed Line Segment Service Revenues	325	341	324	320	300	296	294	283	277	1,127	1,210
Fixed Line Segment Equipment Revenues	7	6	9	7	8	8	13	7	9	26	36
Reconciliation for consolidation	(39)	(45)	(43)	(42)	(36)	(38)	(46)	(46)	(53)	(151)	(162)
Total Revenues	1,887	1,751	1,589	1,571	1,428	1,315	1,258	1,144	1,130	6,998	5,572

Operating Profit	377	314	(55)	248	245	217	155	95	102	1,036	865

Cellular Segment Adjusted EBITDA	502	447	407	363	367	328	256	186	198	1,896	1,314
Fixed Line Segment Adjusted EBITDA	84	82	71	75	56	73	84	82	82	282	288
Total Adjusted EBITDA	586	529	478	438	423	401	340	268	280	2,178	1,602
Adjusted EBITDA Margin (%)	31%	30%	30%	28%	30%	30%	27%	23%	25%	31%	29%

OPEX	913	952	889	872	853	793	744	720	700	3,517	3,262

Financial Expenses, net	99	81	55	55	73	68	38	49	71	294	234
Net Profit	205	172	(188)	146	120	110	102	31	20	443	478
Total Dividend Declared	-	140	-	-	160		-	-	-	350	160
Capital Expenditures13	75	132	131	133	113	125	121	130	122	471	492
Free Cash Flow	158	376	292	223	313	375	323	203	287	1,082	1,234
Free Cash Flow After Interest	37	363	209	199	270	310	255	192	193	847	1,034

Net Debt	4,856	4,718	4,639	4,450	4,209	4,072	3,812	3,622	3,446	4,639	3,812

Cellular Subscriber Base (Thousands)	3,175	3,201	3,176	3,147	3,098	3,042	2,976	2,932	2,921	3,176	2,976
Number of Fixed Lines (Thousands)	292	295	292	285	281	282	288	293	294	292	288
ISP Subscriber Base (Thousands)	632	632	632	618	609	594	587	581	572	632	587
Cellular ARPU (NIS)	112	111	106	101	101	97	87	82	83	111	97
Cellular MOU (Minutes)	396	410	407	424	437	457	483	496	532	397	450
Cellular Churn Rate (%)	6.5%	7.2%	8.2%	8.0%	8.9%	10.4%	10.9%	10.4%	9.4%	29%	38%
Number of Employees (FTE)		8,588	7,891	7,230	6,961	6,102	5,396	4,772	4,377	7,891	5,396

12 See first page for definitions. Including the results of 012 Smile from March 2011, 2011 and 2012 annual numbers are audited
13 Cash capital expenditures  in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: August 28, 2013